#2300 - 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NEWS RELEASE

NR11-04	April 6, 2011

Dorato Receives Positive Lucero Drill Results
28 metres grading 1.26 g/t gold and 0.63% copper

$3.4 Million Dorato Common Share Purchase Warrants Exercised

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (OTCQX: DRIFF, TSX-V: DRI, Frankfurt: D05) is pleased to announce that it has received additional results from Minera Afrodita's drilling at the Lucero target in the Cordillera del Condor Project, northern Peru. Drilling of surface mineralization continues to intersect consistent gold-copper mineralization to the west of the target and remains open. Highlights include drillhole LUC-021, which intersected 1.26 g/t gold and 0.63% copper from surface to 28.0 metres (Figures 1 and 2). Dorato has a right to acquire 100% of Minera Afrodita.

The Company also announces that a total of 4,843,940 common share purchase warrants have been exercised for net proceeds of $3.44 million. Exercised warrants comprise 4,114,500 common share purchase warrants priced at $0.65 and 729,440 common share purchase warrants priced at $1.05. Shareholders who exercised warrants include Franco-Nevada Corporation, which exercised 1 million common share purchase warrants, 100% of their warrant position.

“I am delighted that a multi-national gold royalty company like Franco-Nevada, who have been significant Dorato shareholders since 2008, continue to show considerable belief if the project.” stated Keith Henderson, Dorato’s President and CEO, “Franco’s continued involvement represents a real vote of confidence in the prospectivity of targets like Lucero and Cobrecon, as well as the numerous other targets currently being evaluated in the belt.”

LUCERO DRILLING

Drilling at Lucero is targeting gold and copper-gold mineralization hosted in skarn, sediments and instrusions (Figure 4). Results have been received for drillholes LUC-019, -020 and -021 and are outlined below.

Skarn Mineralization – Drillholes LUC-020 and -021 tested near-surface skarn mineralization. Drillhole LUC-021 intersected 1.26 g/t gold and 0.63% copper from surface to 28.0 metres (Figures 1 and 2). Drillhole LUC-020 intersected 0.44 g/t gold and 0.45% copper from surface to 28.2 metres depth (Figures 1 and 3). The skarn mineralization is outcropping at surface and has been subject to post-mineral erosion, such that the skarn thickness varies from 10 metres to 150 metres depending on topography (Figure 4). In the area where drillholes LUC-020 and -021were collared, outcropping skarn-hosted mineralization has been eroded, preserving approximately 30 metres of mineralization. In drillhole LUC-008, previously announced, a thicker section of 60 metres returned 0.88 g/t gold and 0.53% copper (News Release NR11-01). Results are pending for drillholes LUC-022 and -023, which tested the thickness and continuity of mineralization as drilling continues to move westward.

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Porphyry Copper-Gold Mineralization – Drillhole LUC-019 is the first drillhole testing for copper-gold porphyry mineralization at depth, collaring at the southern extent of the drilled area (Figure 1). The drillhole intersected 400 hundred metres of potassic-altered granodiorite, which contained trace amounts of fine disseminated copper mineralization (chalcopyrite) throughout. No potentially economic grades were intersected but the alteration and consistent low-grade mineralization intersected is consistent with a porphyry hosted system and is encouraging. Drillholes LUC-024 and -025 are in progress in the northern portion of the Lucero target. These drillholes are testing sediment-hosted and porphyry copper-gold targets.

Figure 1: Drilling Completed at Lucero with significant intersections in drillholes LUC-020 and -021

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Figure 2: Section 1200 East including LUC-020 results

Figure 3: Section 1300 East including LUC-021 results

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Figure 4. Schematic deposit model for Lucero, illustrating the three targets at Lucero and their interrelationship. Skarn mineralization overlies broader disseminated copper-gold mineralization, which in turn overlies a more horizontally restricted, but potentially vertically more extensive and overall larger tonnage, porphyry copper-gold system.

ONGOING WORK

Drilling at Lucero is ongoing with drillholes LUC-024 and LUC-025 in progress testing porphyry potential to the north. Drilling at Cobrecon will begin in the coming days, where multiple porphyry-style copper targets have been delineated. Regional work is also ongoing with Targets T5 and T6 currently being evaluated with surface samples.

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times. On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp's Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc's Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional 0.71 million ounces inferred contained ounces averaging 11.5 g/t gold). The technical information with respect to the above deposits was obtained through the respective companies' public disclosure documents available on SEDAR.

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Qualified Person

John Drobe, P.Geo., Dorato’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release. Mr. Drobe is not independent of the Company as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist. Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times. Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera del Condor and a highly strategic position in this emergent gold district. Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) “Keith Henderson”
President & CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications
Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: 604-638-5817

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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NR11-04 Continued

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.